SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 14, 2016

On September 14, 2016, at 12:00p.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Chief Executive Officer Fernando Musa, officers Gustavo Valverde, Pedro Freitas, Marcelo Cerqueira, Luciano Guidolin, as well as Messrs. Guilherme Furtado, Alexandre Naghirniac and Mark Nikolich were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), related copies and documentation of which were previously sent to the Board Members for cognizance and will remain duly filed at the Company’s headquarters, as provided for in its Internal Rules, the following deliberations were unanimously approved by the attendees, under the terms and conditions set out in the respective PDs: 1) PD.CA/BAK-10/2016 – Provision of Industrial Waste Incineration Services between Braskem and Cetrel Lumina; 2) PD.CA/BAK-11/2016 – Redefinition of duties within the scope of the Internal Investigation Process (“View Project”), with definition of the Compliance Committee’s authority and delegation to the Executive Board of powers to maintain discussions with the DoJ – Department of Justice and the SEC - Securities and Exchange Commission, keeping this Board of Directors up to date. II) Subjects for Acknowledgment: presentations/reports were given by the respective individuals responsible for the following matters: a) strategic direction to the LE 2017-2019 Action Program; b) update on the appraisal of the new PP plant in the USA (“Delta Project”); c) update on the activities of Braskem’s Compliance Committee; d) meeting of the Finance and Investment Committee held on September 13, 2016; e) meeting of the Personnel and Organization Committee

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON SEPTEMBER 14, 2016

held on this date; and f) update on the View Project. III) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, September 14, 2016. Signed: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Antonio Britto Filho; Daniel Bezerra Villar; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Fernando Reis Vianna Filho; João Carlos Trigo de Loureiro; João Cox Neto and Luiz de Mendonça.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.